EXHIBIT 99.1

The Thomson Corporation
Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com News Release	[Thomson logo]

Media Contact:
Erica Friedlander
Manager, Media Relations
(203) 539-8259
erica.friedlander@thomson.com

FOR IMMEDIATE RELEASE

________________________________________________
The Thomson Corporation Announces
Senior Executive Appointments

Michael Wilens Named EVP, Corporate Chief Technology and Operations Officer

Richard Benson-Armer Named SVP, Corporate Chief Strategy Officer

STAMFORD, Conn., February 2, 2006 – The Thomson Corporation (NYSE: TOC; TSX: TOC) today announced the appointment of Michael Wilens, 52, as executive vice president, corporate chief technology and operations officer and Richard Benson-Armer, 42, as senior vice president, corporate chief strategy officer. These are new positions and both Mr. Benson-Armer and Mr. Wilens will serve on the corporation’s executive committee and will report directly to Thomson president and CEO, Richard J. Harrington.

“I am delighted to welcome Mike and Richard to the Thomson corporate executive team. The creation of these positions signifies an important step in the ongoing evolution of Thomson. As we continue to leverage our resources across the corporation and explore new growth opportunities it is essential to have people of this caliber and background leading our efforts,” said Mr. Harrington. In their previous leadership roles within Thomson Legal and Regulatory and at Thomson Learning, Mike and Richard were instrumental in helping to define the strategic direction and drive growth in their businesses. I look forward to working closely with them as we continue to develop new opportunities for Thomson.”

As executive vice president and corporate chief technology and operations officer, Mr. Wilens will be responsible for leading corporate-level projects to leverage Thomson’s scale and knowledge, and managing ongoing corporate technology functions including security, privacy, the corporation’s CTO council, networks, data centers, contact centers and business systems.

Mr. Benson-Armer will work closely with the corporation’s businesses to identify emerging areas of opportunity including geographic expansion and development of new

The Thomson Corporation Announces Senior Executive Appointments
February 2, 2006

groups of knowledge workers. He will work across all Thomson businesses to align their strategy for growth while ensuring a consistent pipeline of opportunities.

With nearly 11 years of experience working for Thomson, Mr. Wilens most recently served as president and CEO of Thomson Legal & Regulatory’s North American Legal organization, which includes Thomson West, Elite and FindLaw. During his tenure, the business expanded into software, marketing services and legal education, and launched its first major integrated solution offerings including Westlaw Litigator. Previously, he was chief technical officer for The Thomson Corporation and Thomson West, and was responsible for the development of the Novus Suite, one of Thomson’s global technology platforms. Mr. Wilens has also held senior management positions with Groupe Lagardère, Lawyers Cooperative Publishing and HCIA.

Mr. Benson-Armer joined Thomson in 2004 and most recently served as senior vice president of strategic planning & business development for Thomson Learning where he worked with business leaders in the global higher education, library reference and lifelong learning markets to define strategic direction and grow Thomson Learning. Earlier in his career, Mr. Benson-Armer was a partner with McKinsey & Company where he spent 10 years managing issues of strategy and business development in the consumer goods, high technology and retail banking sectors.

The Thomson Corporation

The Thomson Corporation (www.thomson.com), with 2004 revenues of $8.10 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate e-learning and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 40,000 employees and provides services in approximately 130 countries. The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).